Exhibit 99.6

NOTICE OF RELIANCE

SECTION 13.4 OF NATIONAL INSTRUMENT 51-102

CONTINUOUS DISCLOSURE OBLIGATIONS

To:	Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

Financial and Consumer Services Commission, New Brunswick

Office of the Superintendent of Securities, Newfoundland and Labrador

Nova Scotia Securities Commission

Ontario Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Autorité des marchés financiers

Financial and Consumer Affairs Authority of Saskatchewan

Toronto Stock Exchange

Notice is hereby given that Bell Canada relies on the continuous disclosure documents filed by BCE Inc. pursuant to the exemption from the requirements of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) provided in Section 13.4 of NI 51-102.

The continuous disclosure documents of BCE Inc. can be found for viewing in electronic format at www.sedar.com.

Attached to this notice and forming part thereof is the consolidating summary financial information for BCE Inc. as required by Section 13.4 of NI 51-102.

Dated: August 5, 2021

BELL CANADA
By:	(signed) Thierry Chaumont

Name:	Thierry Chaumont

Title:	Senior Vice-President, Controller and Tax

BELL CANADA

UNAUDITED SELECTED SUMMARY FINANCIAL INFORMATION(1)

For the periods ended June 30, 2021 and 2020

(in millions of Canadian dollars)

BCE Inc. fully and unconditionally guarantees the payment obligations of its 100% owned subsidiary Bell Canada under the public debt issued by Bell Canada. Accordingly, the following summary financial information is provided by Bell Canada in compliance with the requirements of section 13.4 of National Instrument 51-102 (Continuous Disclosure Obligations) providing for an exemption for certain credit support issuers. The tables below contain selected summary financial information for (i) BCE Inc. (as credit supporter), (ii) Bell Canada (as credit support issuer) on a consolidated basis, (iii) BCE Inc.’s subsidiaries, other than Bell Canada, on a combined basis, (iv) consolidating adjustments, and (v) BCE Inc. and all of its subsidiaries on a consolidated basis, in each case for the periods indicated. Such summary financial information for BCE Inc. and Bell Canada and all other subsidiaries is intended to provide investors with meaningful and comparable financial information about BCE Inc. and its subsidiaries. This summary financial information should be read in conjunction with BCE Inc.’s audited consolidated financial statements for the year ended December 31, 2020 and the unaudited consolidated interim financial report for the six months ended June 30, 2021.

For the periods ended June 30:

		BCE INC.			BELL CANADA CONSOLIDATED				SUBSIDIARIES OF BCE INC.					CONSOLIDATING				BCE INC.
	(“CREDIT SUPPORTER”)(2)				(“CREDIT SUPPORT ISSUER”)				OTHER THAN BELL CANADA(3)					ADJUSTMENTS(4)				CONSOLIDATED
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	Three	Three	Six	Six	Three	Three	Six	Six	Three	Three	Six	Six	Three	Three	Six	Six	Three	Three	Six	Six
	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months
Operating revenues	–	–	–	–	5,699	5,355	11,405	10,995	–	–	–	–	(1)	(1)	(1)	(1)	5,698	5,354	11,404	10,994
Net earnings from continuing operations attributable to owners	717	267	1,391	980	874	476	1,571	1,172	36	37	69	71	(910)	(513)	(1,640)	(1,243)	717	267	1,391	980
Net earnings attributable to owners	717	271	1,391	989	874	480	1,571	1,181	36	37	69	71	(910)	(517)	(1,640)	(1,252)	717	271	1,391	989

As at June 30, 2021 and December 31, 2020, respectively:

	BCE INC.		BELL CANADA CONSOLIDATED		SUBSIDIARIES OF BCE INC.		CONSOLIDATING		BCE INC.
	(“CREDIT SUPPORTER”)(2)		(“CREDIT SUPPORT ISSUER”)		OTHER THAN BELL CANADA(3)		ADJUSTMENTS(4)		CONSOLIDATED
	Jun. 30,	Dec. 31,	Jun. 30,	Dec. 31,	Jun. 30,	Dec. 31,	Jun. 30,	Dec. 31,	Jun. 30,	Dec. 31,
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Total Current Assets	495	711	10,929	9,291	231	337	(4,709)	(4,651)	6,946	5,688
Total Non-current Assets	26,991	24,971	50,713	48,444	38	38	(20,557)	(18,476)	57,185	54,977
Total Current Liabilities	4,997	4,589	7,981	8,238	84	95	(4,709)	(4,651)	8,353	8,271
Total Non-current Liabilities	60	104	32,359	30,367	–	–	590	594	33,009	31,065

(1)

The summary financial information is prepared in accordance with International Financial Reporting Standards (IFRS) and is in accordance with generally accepted accounting principles issued by the Canadian Accounting Standards Board for publicly-accountable enterprises.

(2)	This column accounts for investments in all subsidiaries of BCE Inc. under the equity method.
(3)	This column accounts for investments in all subsidiaries of BCE Inc. (other than Bell Canada) on a consolidated basis.
(4)

This column includes the necessary amounts to eliminate the intercompany balances between BCE Inc., Bell Canada and other subsidiaries and other adjustments to arrive at the information for BCE Inc. on a consolidated basis.